Buenos Aires, May 29, 2019

COMISIÓN NACIONAL DE VALORES

BOLSAS Y MERCADOS ARGENTINOS

Ref.: Resumption of the General Ordinary and Extraordinary Shareholders´ Meeting dated as of April 29, 2019.

Dear Sirs,

I am writing to Bolsas y Mercados Argentinos (“ByMA”) and the National Securities Commission (“Comisión Navcional de Valores” or "CNV"), in my capacity as Responsible for Market Relations of Pampa Energía S.A.  (“Pampa” or the “Company”) in accordance with article 4, Chapter II, Title II of the CNV Regulations and article 79 of the ByMA Listing Regulation.

To this regard, below is a summary of the resolution adopted by the Company in the resumption of the General Ordinary and Extraordinary Shareholders´ Meeting that took place on April 29, 2019 (hereinafter the “Shareholders´ Meeting”). Please, noted that, in accordance with the Relevant Event published on April 30th, 2019 regarding to the resolutions adopted by the Shareholders´ Meeting, the aforementioned meeting resolved to go into recess in order to continue the consideration of Item 15 of its Agenda.

Item 15: The Shareholders Meeting, by majority of computable votes resolved to leave without effect the consideration of the present Item and the merger of Pampa and Parques Eólicos Argentinos S.A.

Sincerely.

Victoria Hitce

Head of Market Relations